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NYSA SERIES TRUST

507 Plum Street

Syracuse, NY 13204

VIA EDGAR CORRESPONDENCE

August 31, 2017

Anu Dubey, Attorney Advisor
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Nysa Series Trust/Nysa Fund

Dear Ms. Dubey:

We are writing to you on behalf of Nysa Series Trust (Registrant) in response to the comments conveyed to counsel on August 4, 2017, relating to Post-Effective Amendment No. 28-29 to Registrant’s registration statement on Form N-1A as filed under Rule 485(a) on July 31, 2017 (Amendment). This letter summarizes those comments, and our responses to those comments.

PRELIMINARY MATTERS

This letter will serve to confirm that Registrant suspended sales of Nysa Fund (Fund), effective as of the close of business on July 28, and that sales will not be resumed until the Amendment has become effective.

This letter will also serve to address the staff’s inquiry concerning the valuation of two portfolio securities for which market quotations are not readily available:  (1) Transluminal Technologies, LLC (TT); and (2) Central New York Raceway Park, Inc. (CNYRP).   The staff noted that the “fair valuations” of these securities have not changed over a period of several years, and requested that Registrant explain how often these securities are monitored for valuation changes and Registrant provide details on the specific types of information that are regularly reviewed to determine the valuations (e.g. financial statements, projected revenue growth, discount rates, earnings multiples) and Registrant’s approach to valuation for these companies.  The staff also requested that Registrant explain why these values have remained unchanged for such a prolonged period.

The securities issued by TT and CNYRP are “restricted securities,” and, as such, are securities for which market quotations are not readily available. Because neither TT nor CNYRP is a reporting company under the Securities Exchange Act of 1934, the information available to investors, including the Fund, is very limited.  Accordingly, the Board of Trustees values these securities in “good faith” in accordance with Procedures for the Valuation of Portfolio Securities adopted by the Board of Trustees (Valuation Procedures). Upon the acquisition of a restricted security, the security is valued at cost.  Thereafter, if the investment adviser to the Fund is unable to obtain a valuation based upon the current bid for the restricted security from two or more independent dealers or other parties reasonably familiar with the facts and circumstances of the security (who would be expected to take into consideration all relevant factors as may be appropriate under the circumstances), the Valuation Procedures require that the Valuation Committee determine the “fair value” of the security.

In determining the “fair value” of a restricted security, the Valuation Committee takes into account any publicly available information about the security and considers the following factors, among others, to the extent that a particular factor is applicable: (a) the type of security; (b) the cost at date of purchase; (c) the size and nature of the Fund's holdings; (d) the discount from market value of unrestricted securities of the same class at the time of purchase and subsequent thereto; (e) information as to any transactions or offers with respect to the security; (f) the nature and duration of restrictions on disposition of the security and the existence of any registration rights; (g) how the yield of the security compares to similar securities of companies of similar or equal creditworthiness; (h) the level of recent trades of similar or comparable securities; (i) the liquidity characteristics of the security; (j) current market conditions; and (j) the market value of any securities into which the security is convertible or exchangeable.

Under the Valuation Procedures, a determination by the Valuation Committee that a security held by the Fund should be valued in a particular manner shall be effective for all subsequent calculations of the Fund's NAV until such time as (a) the Fund no longer owns the security in question; (b) a Fair Value Determination is no longer required for the security; or (c) the Valuation Committee determines to modify or terminate its prior determination with respect to the security.  Management monitors information available with respect to the restricted securities in the Fund’s portfolio continuously and provides updates, if any, relating to the activities of the issuers on an ongoing basis. The Valuation Procedures permit the Valuation Committee to consider recommendations of the portfolio manager (i.e. under circumstances when the portfolio manager has become aware of a significant event that may warrant a change in the fair valuation).

The value of TT, which was acquired on four separate occasions (September 14, 2007, April 8, 2008, July 24, 2008, and June 8, 2009), has not been adjusted since August 13, 2013, because neither the investment adviser nor the Valuation Committee has become aware of any information that would warrant an adjustment.   As of this date, the value of CRNYP, which was acquired on April 22, 2014, remains at cost and has not been adjusted because neither the investment adviser nor the Valuation Committee has become aware of any information that would warrant an adjustment.

COMMENTS ON FORM N-1A

We address the staff’s comments relating to the Prospectus and Statement of Additional Information seriatim.

Comment #1

Note 1 to the Fee Table currently states: “The Fund’s investment adviser has contractually agreed to waive its advisory fee for a period of at least one year from the date of this prospectus, after which the investment adviser may terminate the fee waiver arrangement in its sole discretion.”  The staff requested that Registrant disclose the expected termination date, and state in a letter to be filed via EDGAR correspondence that nobody can terminate the waiver during the waiver period.   The staff also requested that:  (1) if the adviser has the ability to recoup waived fees, Registrant describe the terms of the recoupment in the note, and (2) if the adviser does not, in fact, have the ability to recoup waived fees, Registrant state that in the letter.

Response to Comment #1

This letter will serve to confirm that:  (1) the contractual fee waiver will remain in effect until the date which is one year from the effective date of the Amendment or September 30, 2018, whichever is later (Waiver Period); (2) nobody can terminate the waiver during the Waiver Period; and (3) the investment adviser to the Fund does not have the ability to recoup advisory fees waived during the Waiver Period.  The Waiver Period will be included in Note 1.

Comment #2

The staff asked whether the service fee included in the Fee Table should be identified as a distribution fee?

Response to Comment #2

The Service Fee included in the Fee Table is not a distribution fee.  Registrant acknowledges and understands that it may incur expenses for distribution-related expenses only pursuant to a distribution plan adopted pursuant to Rule 12b-1 (Distribution Plan) under the Investment Company Act of 1940, as amended (1940 Act).  Registrant has not adopted a Distribution Plan which would permit it to incur distribution-related expenses.  However, Registrant has adopted a Service Fee Plan, pursuant to which certain financial intermediaries, including the Fund’s principal underwriter (Distributor) may be compensated for their post-sale activities in servicing accounts that hold shares of the Fund.

Comment #3

The staff indicated that the expense examples included in response to Item 3 of Form N-1A did not appear to include the sales load and requested that they be re-calculated.

Response to Comment #3

The expense examples included in response to Item 3 of Form N-1A have been re-calculated to include the sales load.

Comment #4

The staff indicated that, in the fourth paragraph of the section captioned “Principal Investment Strategies – Investments in Equity Securities,” there should be a blank in connection with the reference to the SAI – not a specific date at this point.

Response to Comment #4

 This section of the Prospectus has been revised accordingly.

Comment #5

The staff requested that Registrant include a statement that the Fund is a non-diversified fund in the fourth paragraph of the section captioned “Principal Investment Strategies – Investments in Equity Securities.”

Response to Comment #5

The fourth paragraph of the section captioned “Principal Investment Strategies – Investments in Equity Securities” has been revised to begin with two new sentences: “The Fund is not a diversified fund, and, as such, may invest more than 5% of its total assets in the securities of one or more issuers.  As a result, a relatively high percentage of the Fund’s assets may be invested in the securities of a limited number of issuers or a single issuer and, from time to time, in a limited number of industries.”

Comment #6

The staff inquired as to whether the sentences shown in italics in the following paragraph, which is included in the section captioned “Principal Investment Strategies,” should really be considered a principal investment strategy? The staff requested that if the sentences shown in italics are not actually principal investment strategies, the sentences be moved to the Statement of Additional Information (SAI).

The Fund may purchase taxable or tax-exempt debt securities. The range of debt securities that the Fund may purchase also includes residential and commercial mortgaged-backed securities, residential and commercial collateralized mortgage obligations, collateralized debt obligations and asset-backed securities.  The Fund may purchase debt securities without regard to their maturity.  The Fund may purchase debt securities that may be callable or non-callable, may be secured or unsecured and may be rated or unrated. The Fund may also invest in zero-coupon securities.   The Fund’s investment in debt securities for which there is no active trading market is subject to the Fund’s fundamental policy that it may not invest more than 15% of its net assets in illiquid securities.

Response to Comment #6

The investment strategies shown in italics are not principal investment strategies, and, as such, have been removed from the section of the Prospectus captioned “Principal Investment Strategies.” These investment strategies were also included in the SAI and will remain in the SAI.

Comment #7

The staff identified three paragraphs in the section captioned “Investments in Debt Securities” as being repetitive and confusing.

The Fund may invest up to 15% of its net assets in a variety of debt securities, some of which may be considered below “investment grade” and some of which may be unrated. These investments may include high risk investments such as “junk bonds.” Subject to the 15% limit and the limitation on investments in illiquid securities described below, the Fund may invest up to 10% of its net assets in debt securities that are rated below investment grade, unrated and/or illiquid.

The Fund may purchase taxable or tax-exempt debt securities. The range of debt securities that the Fund may purchase also includes residential and commercial mortgaged-backed securities, residential and commercial collateralized mortgage obligations, collateralized debt obligations and asset-backed securities.  The Fund may purchase debt securities without regard to their maturity.  The Fund may purchase debt securities may be callable or non-callable, may be secured or unsecured and may be rated or unrated. The Fund may also invest in zero-coupon securities.   The Fund’s investment in debt securities for which there is no active trading market is subject to the Fund’s fundamental policy that it may not invest more than 15% of its net assets in illiquid securities.

Because the Fund can invest up to 10% of its net assets in unrated or below-investment-grade securities, the Fund’s credit risks are greater than those of funds that purchase only investment-grade securities.  The 10% limitation is applied at the time of purchase and the Fund may continue to hold a security whose credit rating has been lowered, or in the case of an unrated security, after the Fund’s adviser has changed its assessment of the security’s credit quality.  As a result credit rating downgrades or other market fluctuations may cause the Fund’s holdings of below-investment-grade securities to exceed this 10% restriction for some period of time.  If the Fund has more than 10% of its net assets invested in below-investment-grade securities, the Adviser will not purchase additional below-investment-grade securities until the level of holdings in those securities no longer exceeds the limitation.

Response to Comment #7

The information included in the paragraphs identified as repetitive and confusing has been consolidated into a single paragraph as set forth below.

The Fund may invest up to 15% of its net assets in a variety of debt securities.  These securities may be taxable or tax-exempt, and may be rated or unrated. The range of debt securities that the Fund may purchase includes, among others, residential and commercial mortgaged-backed securities, residential and commercial collateralized mortgage obligations, collateralized debt obligations and asset-backed securities.  The tax-exempt securities in which the Fund may invest include obligations of the governments of U.S. territories, commonwealths and possessions such as Puerto Rico, or of their agencies, instrumentalities and authorities, if the interest on such securities is not subject to New York and federal income tax. Subject to the limitation on investments in illiquid securities described below, the Fund may invest up to 10% of its net assets in debt securities that are rated below investment grade, unrated and/or illiquid. These investments may include high risk investments such as “junk bonds.” The 10% limitation is applied at the time of purchase and the Fund may continue to hold a security whose credit rating has been lowered, or in the case of an unrated security, after the Fund’s adviser has changed its assessment of the security’s credit quality.  As a result credit rating downgrades or other market fluctuations may cause the Fund’s holdings of below-investment-grade securities to exceed this 10% restriction for some period of time.  If the Fund has more than 10% of its net assets invested in below-investment-grade securities, the Adviser will not purchase additional below-investment-grade securities until the level of holdings in those securities no longer exceeds the limitation.

Comment #8

The staff pointed to the Schedule of Investments in the most recent Form N-CSR filing (i.e. for the fiscal year ended March 31, 2017) and noted that Puerto Rico bonds comprised over 5% of the Fund’s investments.   The staff also pointed to IM Guidance No. 2016-02 and reminded the Fund of the need to apprise investors of risks relating to current market conditions.

Response to Comment #8

Registrant is aware of the need to apprise investors of the risks relating to current market conditions. In its Annual Report for the fiscal year ending March 31, 2017, Registrant included a “subsequent event” note relating to changes in the Puerto Rico municipal bond market subsequent to the end of the reporting period, as well as a narrative section captioned “Important Update to Review of Fund Performance,” a copy of which is attached to this letter.

Registrant has included additional disclosure in the section of the Prospectus captioned “Principal Investment Strategies” – “Investments in Debt Securities” about the types of tax-exempt securities in which the Fund may invest.   See Response to Comment #7 above. Moreover, Registrant has included additional risk disclosure relating to the specific risks of investing in obligations of U.S. Territories, Commonwealths and Possessions as set forth below.

Special Risks of Investments in Obligations of U.S. Territories, Commonwealths and Possessions.  The Fund may invest, and has invested, in obligations of governments of U.S. territories, commonwealths and possessions such as Puerto Rico, or of their agencies, instrumentalities and authorities, if the interest on such securities is not subject to New York and federal income tax. These securities are subject to credit risk, including the risk of default. The portfolio of the Fund currently includes three debt obligations issued by agencies or authorities of the government of Puerto Rico which together comprise 2.81% of the Fund’s net assets.  These portfolio holdings have been, and may continue to be, adversely affected by local political and economic conditions within Puerto Rico, causing the shares of the Fund to lose value.

Comment #9

The staff stated that the paragraph set forth below the chart which reflects average annual total returns for the one-, five- and ten-year periods ending December 31, 2016 is “too much” for the Summary Prospectus.

Response to Comment #9

The paragraph has been revised as follows:

The returns measure the performance of a hypothetical account and assume that all dividends and capital gains distributions have been reinvested in additional shares.  The Fund’s performance is compared to the Standard and Poor’s 500 Index, an unmanaged index.  The index performance includes reinvestment of income, but does not reflect transaction costs, fees, expenses or taxes.  The Fund’s investments vary from those in the index.

Comment #10

The staff requested that, in the third paragraph of the section captioned “Operation of the Fund”, we state that the adviser has contractually agreed to waive its advisory fee until September 30, 2018.

Response to Comment #10

The third paragraph of the section captioned “Operation of the Fund” has been revised as follows:

During the fiscal year ended March 31, 2017, the Adviser waived the fee that it was entitled to receive pursuant to a contractual fee waiver arrangement, and, as a result, the Fund did not pay an advisory fee.  The Adviser has agreed to waive its advisory fee for a period of at least one year from the date of this prospectus or until September 30, 2018, whichever is later.  The Adviser has served as investment adviser to the Fund since the Fund’s inception in 1997 (emphasis added).

Comment #11

The staff requested that, in the section captioned “How to Purchase Shares,” Registrant: (1) clarify what is meant by the sentence that states “Dealers may charge a fee for effecting purchase orders,” and (2) confirm that the fee referred to in that sentence is not a sales load.   The staff also requested that Registrant confirm in its letter to the staff that all sales loads have been disclosed in accordance with the requirements of Form N-1A.

Response to Comment #11

The fee referred to in the sentence that states “Dealers may charge a fee for effecting purchase orders” is a nominal processing fee.  This letter will serve to confirm that all sales loads have been disclosed in the Prospectus and the SAI.

Comment #12

The staff pointed to the sentence shown in italics in the paragraph below and asked whether it implies that retirement plans will not pay a contingent deferred sales charge (CDSC).

Purchases at Net Asset Value That May Be Subject to a Contingent Deferred Sales Charge.  There is no initial sales charge on purchases of shares aggregating $1 million or more.  However, those shares purchased without an initial sales charge may be subject to a contingent deferred sales charge as described below.  If you redeem any of those shares within a 12-month “holding period” measured from the beginning of the calendar month of their purchase, a contingent deferred sales charge may be deducted from the redemption proceeds.  That sales charge will be equal to the lesser of:  (i) the aggregate net asset value of the redeemed shares at the time of redemption (excluding shares purchased by reinvestment of dividends or capital gain distributions) or (ii) the original net asset value of the redeemed shares.  Retirement plans holding shares of the Fund in an omnibus account for the benefit of plan participants in the name of a fiduciary or financial intermediary may not make initial purchases of shares subject to a contingent deferred sales charge.

Response to Comment #12

The sentence has been revised to clarify that the CDSC does not apply under the circumstances described.  The revised sentence states: “The contingent deferred sales charge does not apply to retirement plans holding shares of the Fund in an omnibus account for the benefit of plan participants in the name of a fiduciary or financial intermediary.”

Comment #13

In the section captioned “How to Purchase Fund Shares” there is a subsection captioned “Other Purchases as Net Asset Value.”   The staff raised questions concerning these paragraphs:

In addition, shares of the Fund may be purchased at net asset value by broker-dealers who have a sales agreement with the Underwriter and by their registered personnel and employees, including members of the immediate families of such registered personnel and employees.

Clients of investment advisors and financial planners may also purchase shares of the Fund at net asset value if their investment advisor or financial planner has made arrangements with the Underwriter to permit them to do so.  The investment advisor or financial planner must notify the Fund that an investment qualifies for a purchase at net asset value.

Specifically, the staff asked whether the broker-dealers and the investment advisers are being permitted to make the purchases for their own accounts or for the accounts of their customers.  The staff requested that Registrant address this comment in a letter to the staff under circumstances where the arrangement does not apply to customers and that, under circumstances where it does apply to customers of the broker-dealers and the investment advisers, Registrant include more specific information and identify each intermediary whose investors will receive the “waiver” of the sales load.

Response to Comment #13

As described in the Prospectus, the Fund sells its shares at net asset value to certain classes of investors as permitted by Rule 22d-1 under the 1940 Act.   The elimination of the sales load, which would otherwise apply, is applied uniformly to the following classes of investors:

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Customers of banks, bank trust departments, savings and loan associations, state and federal credit unions; to the extent permitted by regulatory authorities, a bank trust department may charge fees to clients for whose account it purchases shares at net asset value;

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Customers of broker-dealers that have a sales agreement with the Underwriter;

•

Registered personnel and employees of broker-dealers that have a sales agreement with the Underwriter, including members of the immediate families of such registered personnel and employees;

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Clients of investment advisors and financial planners if their investment advisor or financial planner has made arrangements with the Underwriter to permit them to do so.  The investment advisor or financial planner must notify the Fund that a purchase qualifies for a purchase at net asset value.

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Trustees, directors, officers and employees of the Fund, the Advisor, the Underwriter or the Transfer Agent, including members of the immediate families of such individuals and employee benefit plans established by such entities.

The financial intermediaries  whose customers and clients may  purchase Fund shares at Net Asset Value (NAV) are Pinnacle Investments, LLC, New England Securities Corporation, National Financial Services LLC, First Clearing LLC, Cadaret Grant & Co. Inc., Pershing LLC, Lifemark Securities Corporation, LPL Financial, E-Trade Securities LLC, and TD Ameritrade Inc.

Comment #14

The section captioned “How to Redeem Shares” permits redemptions in kind – “The Fund reserves the right to suspend the right of redemption or to postpone the date of payment for more than three business days under unusual circumstances as determined by the Securities and Exchange Commission.  The Fund reserves the right to make payment for shares redeemed in liquid portfolio securities of the Fund taken at current value.”

The staff made these comments about redemptions in kind:

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Item 11(c)(7) requires disclosure of the number of days that it takes to pay out redemptions in kind.

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Item 11(c)(8) requires disclosure of all methods typically used to meet redemption requests and whether these methods are used on a regular basis or only in times of stress.

•

The release adopting the new liquidity rules suggests adding disclosure about the methodology of redemptions in kind, i.e. whether redemptions would consist of pro rata slices of assets, representative baskets of securities, individual securities.  Note:  This is not a Form N-1A requirement.

The staff also pointed to this paragraph in the prospectus that relates to redemptions that may be effected by a brokerage firm or a financial institution:

You may also redeem your shares through a brokerage firm or financial institution that has been authorized to accept orders on behalf of the Fund at the Fund’s net asset value next determined after your order is received by such organization in proper form before 4:00 p.m., Eastern time, or such earlier time as may be required by such organization.  These organizations may be authorized to designate other intermediaries to act in this capacity. Such an organization may charge you transaction fees on redemptions of Fund shares and may impose other charges or restrictions or account options that differ from those applicable to shareholders who redeem shares directly through the Transfer Agent.

Response to Comment #14

Registrant will eliminate its ability to pay redemptions in kind, effective as of the date that the Amendment becomes effective. The transaction fees and other charges referred to in the paragraph are not sales charges.

Comment #15

The staff pointed to the description of the Service Fee Plan which permits the Fund to incur up to 0.25% of the Fund’s net assets, noting that the Fund could pay amounts incurred under the Service Fee Plan to the Distributor (i.e. to be paid out to recipients), even if the payments were made for some other purpose.

Response to Comment #15

The Fund has adopted a Service Fee Plan and Agreement pursuant to which the Fund incurs up to 0.25% of its average daily net assets and pursuant to which the Fund is permitted to reimburse the Distributor for a portion of its costs incurred in connection with the personal service and the maintenance of shareholder accounts) that hold shares of the Fund (Service Fee Plan).  The Distributor is authorized under the Plan to pay “Recipients” as hereinafter defined, for rendering services and for the maintenance of Accounts.  The Distributor has adopted procedures that are intended to confirm that any amounts paid to recipients under the Service Fee Plan are being utilized for the purposes outlined in the Service Fee Plan.

Comment #16

The staff asked that we clarify in the section captioned “Other Payments to Financial Intermediaries and Service Providers” that the Fund makes no payments to any intermediaries in connection with the sale of Fund shares.

Response to Comment #16

The section of the Prospectus captioned “Other Payments to Financial Intermediaries and Service Providers” has been revised to make it clear that that the Fund makes no payments to any intermediaries in connection with the sale of Fund shares.

Comment #17

Our examiner requested that we revise the following sentence in the section captioned “Calculation of Share Price” to clarify that the Fund is open for business just on days when the NYSE is open for business:   “The Fund is open for business on each day the New York Stock Exchange is open for business and on any other day when there is sufficient trading in the Fund’s investments that its net asset value might be materially affected.”

Response to Comment #17

The section captioned “Calculation of Share Price” has been revised to clarify that the Fund is open for business only on the days that the New York Stock Exchange is open for business.

Comment #18

Our examiner asked that we revise the paragraph on the back cover page of the prospectus to state that the Fund does not have a website.

Response to Comment #18

The back cover page of the prospectus has been revised to state that The Fund does not currently make its SAI, its annual report or its semi-annual report available on a website because it does not have a website.

Comment #19

The staff pointed to the section of the SAI captioned “Fundamental Investment Limitations” which states that the Fund may not:  issue senior securities, borrow money or pledge its assets, except that it may borrow from banks as a temporary measure (a) for extraordinary or emergency purposes, in amounts not exceeding 5% of the Fund’s total assets, or (b) in order to meet redemption requests that might otherwise require untimely disposition of portfolio securities if, immediately after such borrowing, the value of the Fund’s assets, including all borrowings then outstanding, less its liabilities (excluding all borrowings), is equal to at least 300% of the aggregate amount of borrowings then outstanding, and may pledge its assets to secure all such borrowings.

The staff asked whether the Fund has a line of credit, and if it does have a line of credit, whether it uses the line of credit to meet redemptions. If so, Registrant must disclose the line of credit and this practice in the prospectus.

Response to Comment #19

Registrant does not have a line of credit with its custodian, Huntington National Bank. However, Huntington Bank does provide the Fund overdraft protection for which it charges a 4% daily overdraft fee on the delinquent amount.  Any over draft fees incurred are disclosed in the Fund’s Financial Statements.

Comment #20

The staff requested that Registrant review the section captioned “Disclosure of Portfolio Holdings” on pages 13-14 of the SAI, noting that:  (1) Item 16(f)(1) of Form N-1A requires disclosure of the frequency with which information is disclosed and the length of the lag, if any, between the date of the information and the date on which it is disclosed to a particular party; and (2) Item 16(f)(2) requires that the Fund describe any ongoing arrangements that it has to make information about the Fund’s portfolio securities  to any person, including the identity of any persons who receive information pursuant to such arrangements.

Response to Comment #20

Sixty days after the close of each calendar quarter, our transfer agent MSS will deliver the Funds entire portfolio holdings to Morningstar Inc. and Thomson Reuters Lipper.

Comment #21

The staff noted that section captioned “Management of the Fund” indicates that the Fund does not currently have a nominating committee.   The staff asked that Registrant disclose (per Item 17(b)(2)), whether the Board of Trustees considers nominees recommended by shareholders and requested that, if the Board of Trustees considers nominees recommended by shareholders, Registrant describe the procedures that shareholders may follow to recommend nominees.

Response to Comment #21

The SAI has been revised to reflect that the Board of Trustees does not consider nominees recommended by shareholders of the Fund.

Comment #22

In the section captioned “Officers and Trustees” we state that Mr. Williamson brings integrity and substantial business experience gained in a highly regulated industry.  Our examiner asks that, per Item 17(b)(10), we describe the particular industry.   Our examiner also asks for information about terms of office for officers and trustees.

Response to Comment #22

The SAI has been revised to reflect that, under the Trust’s Agreement and Declaration of Trust dated November 20, 1996, Trustees serve for indefinite terms or until death, resignation, retirement or removal and that officers of the Trust are elected by the Board of Trustees each year.

As Director of Community Employment with Onondaga Community Living, Inc. (OCL) Mr. Williamson brings to the Board of Trustees a deep background in regulatory oversight gained in an organization that serves individuals with developmental/intellectual disabilities. In addition to self-auditing its services and being a mandated self-reporter of abuse, neglect and fraud his organization is subject to random and/or periodic reviews by the New York State Office for People with Developmental Disabilities (OPWDD), New York State Office of the Medicaid Inspector General (OMIG), and by the New York State Education Department (NYSED) vocational rehabilitation services (ACCES-VR).

Comment #23

The staff requested that we include in the section captioned “Investment Adviser” the amounts of the advisory fees waived in each of the last three fiscal years, i.e. 2017, 2016 and 2015.

Response to Comment #23

The SAI has been revised to reflect the Adviser’s waiver of its advisory fee in the fiscal years ended March 31, 2017 ($18, 315), March 31, 2016 ($19, 184) and March 31, 2015 ($18, 734).

Very truly yours,

Pinnacle Advisors LLC

By:  /S/Robert Cuculich

       Robert Cuculich

Its:  President

CC:

Patricia C. Foster, Esq.